SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	AMG Pantheon Private Equity Master Fund, LLC

Address of Principal Business Office
(No. & Street, City, State, Zip Code):	800 Connecticut Avenue
Norwalk, Connecticut 06854

Telephone Number (including area code):	(800) 835-3879

Name and address of agent for service of process:	AMG Funds LLC
800 Connecticut Avenue
Norwalk, Connecticut 06854

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒            No   ☐

[Remainder of this page intentionally left blank.]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York, on the 28th day of May, 2014.

AMG PANTHEON PRIVATE EQUITY MASTER FUND, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer

ATTEST:

/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer